UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Applied Genetic Technologies Corporation

(Name of Subject Company)

Applied Genetic Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03820J 100

(CUSIP Number of Common Stock)

Susan B. Washer

President and Chief Executive Officer

Applied Genetic Technologies Corporation

14193 NW 119th Terrace, Suite 10

Alachua, Florida 32615

(386) 462-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stacie S. Aarestad Ryan M. Rourke Reed Foley Hoag LLP 155 Seaport Boulevard Boston, MA 02110 (617) 832-1000	Hope R. D’Oyley-Gay General Counsel Applied Genetic Technologies Corporation One Kendall Square, 1400W, Suite 14102 Cambridge, MA 02139 (617) 843-5728

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 26, 2022, by Applied Genetic Technologies Corporation (the “Company”), a Delaware corporation (together with the exhibits thereto and as it may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Alliance Acquisition Sub Inc., a Delaware corporation (the “Purchaser”), a wholly-owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company. The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on October 26, 2022, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (as it may be amended and supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and a form of the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 6 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 6, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 6.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the sixth paragraph under the subsection entitled “—Tender Offer and Merger” on page 4:

“The Offer, which was previously scheduled to expire at 5:00 p.m., Eastern Time, on November 28, 2022, is being extended until 5:00 p.m., Eastern Time, on November 30, 2022 (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”).

The Company, Purchaser and Parent expect that the Offer will be consummated promptly following the Expiration Time (as extended), subject to satisfaction or waiver of each of the conditions to the consummation of the Offer set forth in the Merger Agreement, and that the Merger will be consummated promptly following the consummation of the Offer.”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection immediately prior to the section captioned “Stockholder Approval Not Required”:

“Extension of Offer Initial Expiration Date

On November 29, 2022, the Company announced an extension of the Initial Expiration Time until 5:00 p.m., Eastern Time, on November 30, 2022, unless further extended in accordance with the Merger Agreement. The Offer was previously set to expire at 5:00 p.m., Eastern Time on November 28, 2022. The Depositary has advised Purchaser, Parent and the Company that, as of 5:00 p.m. on November 28, 2022, 30,947,430 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 45.1% of the outstanding Shares and Company RSUs, and 4,627,261 Shares had been tendered pursuant to a notice of guaranteed delivery, representing approximately 6.7% of the outstanding Shares and Company RSUs.

On November 29, 2022, the Company issued a press release announcing the extension of the Initial Expiration Date of the Offer. The press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(31)	Press Release issued by the Company, dated November 29, 2022 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 2 to the Schedule TO, filed November 29, 2022).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2022	APPLIED GENETIC TECHNOLOGIES CORPORATION

	By:	/s/ Susan B. Washer
	Name:	Susan B. Washer
	Title:	President and Chief Executive Officer

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